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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

AFFIRMATIVE INSURANCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

008272106

(CUSIP Number)

July 23, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 008272106			Page 2 of 8

1.	Name of Reporting Person: Andrew Bluhm		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 875,707

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 875,707

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 875,707

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%

12.	Type of Reporting Person: IN

*See instructions before filling out **See Item 4(b).

13G
CUSIP No. 008272106			Page 3 of 8

1.	Name of Reporting Person: DSC Advisors, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 875,707

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 875,707

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 875,707

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%

12.	Type of Reporting Person: PN

*See instructions before filling out **See Item 4(b).

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of DSC Advisors, L.P., a Delaware limited partnership (“DSC”), and Andrew Bluhm the principal of DSC Advisors, L.L.C., a Delaware limited liability company which serves as the general partner of DSC, relating to shares of common stock of Affirmative Insurance Holdings, Inc., a Delaware corporation (the “Issuer”).

     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Mr. Bluhm and DSC for the account of Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Delaware Street Master Fund”), of which DSC is the investment manager and by entities and/or parties related to Mr. Bluhm. Delaware Street Master Fund holds the shares of Common Stock of the Issuer for the account of Delaware Street Capital, L.P. and Delaware Street Capital II, L.P., both Delaware limited partnerships, and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company.

Item 1(a) Name of Issuer.

Affirmative Insurance Holdings, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices.

4450 Sojourn Drive, Suite 500
Addison, Texas 75001

Item 2(a) Name of Person Filing.

Andrew Bluhm

Item 2(b) Address of Principal Business Office, or, if none, Residence.

900 N. Michigan Avenue, Suite 1900
Chicago, Illinois 60611

Item 2(c) Citizenship or Place of Organization.

Andrew Bluhm is a United States citizen.

Item 2(d) Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”).

Item 2(e) CUSIP Number.

008272106

Item 3 Reporting Person.

Inapplicable.

Item 4 Ownership.

(a)	Mr. Bluhm is the beneficial owner (as defined in Rule 13d-3) of 875,707 shares of Common Stock.

(b)	Mr. Bluhm is the beneficial owner (as defined in Rule 13d-3) of 5.4% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 16,092,833, the number of shares of Common Stock to be issued as of July 12, 2004, as reported in the Issuer’s final prospectus on Form 10-Q filed July 12, 2004.

(c)	Mr. Bluhm may direct the vote and disposition of the 875,707 shares of Common Stock held by Delaware Street Master Fund.

Item 5 Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding
            Company.

Inapplicable.

Item 8 Identification and Classification of Members of the Group.

Inapplicable.

Item 9 Notice of Dissolution of Group.

Inapplicable.

Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated August 3, 2004, between DSC and Andrew Bluhm.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: August 3, 2004

/S/ ANDREW BLUHM

Andrew Bluhm